

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 5, 2007

via U.S. mail and facsimile

Francis J. Petro, Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904-9013

> **RE:** **Haynes International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 8, 2006**
> **File No. 33-32617**

Dear Mr. Petro:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief